Exhibit 21

Name	State of Incorporation

Boomerang Sub, Inc.	Delaware

Dominion Cellular, Inc.	New Jersey

Diamond Leasing and Management Corp.	Delaware

Boomerang Systems USA Corp.	Delaware

SwingStation, Inc.	Delaware